FOXBY CORP.
11 Hanover Square
12th Floor
New York, NY 10005

March 22, 2017

VIA EDGAR CORRESPONDENCE

Lauren Hamilton
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on Form N-CSR for the twelve months ended December 31, 2015 of Foxby Corp. (the "Fund") (811-09261)

Dear Ms. Hamilton:

On behalf of the above-referenced registrant, set forth below are the comments that you (the "Staff") provided by telephone on March 3, 2017 concerning the Fund's annual report on Form N-CSR for the twelve months ended December 31, 2015 (the "Report") which was filed with the Securities and Exchange Commission (the "SEC") on March 9, 2016, and the Fund's responses thereto.  The Fund hereby confirms that the Staff has not requested that the Report be amended and re-filed with the SEC.
1.	Comment: In future filings, to the extent applicable, please include the share class for the Fund's investments in other mutual funds listed in the Schedule of Portfolio Investments.
Response: To the extent applicable, the Fund will make the requested changes commencing with its next report on Form N-CSR.
2.
Comment: With respect to the distributions noted in the Financial Highlights and the Statement of Changes in Net Assets in the Report, please confirm that the Fund complied with Section 19(a)(1) of the Investment Company Act of 1940, as amended (the "1940 Act").  Further, please confirm that the Fund does not use the terms "dividend" or "yield" on its website to identify the portion of a distribution which may be a return of capital.

Response: To the extent applicable, the Fund hereby confirms that it complied with Section 19(a)(1) with respect to the distributions noted in the Financial Highlights and the Statement of Changes in Net Assets in the Report.  Additionally, the Fund confirms that it does not use the terms "dividend" or "yield" on its website to identify the portion of a distribution which may be a return of capital.

* * * * *

Should you have any further comments on these matters, or any questions, please contact me at (212) 785-0900, extension 208, or jramirez@foxbycorp.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc: Pamela M. Krill, Esq.
    Godfrey & Kahn, S.C.